September 4, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director, CEO & COO
(Code No. 6479, TSE Div. No. 1)
Contact:	Naoyuki Kimura
General Manager
Personnel Department
Phone:	+81-(0)3-6758-6712

Notice of Personnel Changes

MINEBEA MITSUMI Inc. hereby announces the following personnel changes decided at the Board of Directors Meeting.

 Personnel Changes (Effective as of September 1, 2017)
New Assignment	Former Assignment	Post to be Retained	Name
	Officer in charge of Spindle Motor Div. at Electronic Device & Component Manufacturing Headquarters	Director, Senior Managing Executive Officer Chief of Machined Component Manufacturing Headquarters Officer in charge of Production Support Div.	Tetsuya Tsuruta
Officer in charge of Spindle Motor Div. at Electronic Device & Component Manufacturing Headquarters	Deputy Officer in charge of Spindle Motor Div.at Electronic Device & Component Manufacturing Headquarters	Managing Executive Officer, Deputy Chief of Electronic Device & Component Manufacturing Headquarters (in charge of Engineering) General Manager of Regional Affairs for Europe	Joerg Hoffmann
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